# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Foundation Inc., CIK 0001413837
CUSIP: 32026V104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18101 VON KARMAN AVE, SUITE 700, IRVINE, California (CA), 92612
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-000603
Filed by CIK 0001867831

## Reporting persons
- North Reef Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,615,000; sole dispositive power 0; shared dispositive power 7,615,000; aggregate amount beneficially owned 7,615,000 (9.2% of the class)
- North Reef Capital Management GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,615,000; sole dispositive power 0; shared dispositive power 7,615,000; aggregate amount beneficially owned 7,615,000 (9.2% of the class)
- James H. Hanna, III: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 7,615,000; sole dispositive power 0; shared dispositive power 7,615,000; aggregate amount beneficially owned 7,615,000 (9.2% of the class)

## Item 1. Issuer
Name of issuer: First Foundation Inc.
Address of issuer's principal executive offices: 18101 VON KARMAN AVE, SUITE 700, IRVINE, CA 92612

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
1. North Reef Capital Management LP ("North Reef Capital"), a Delaware limited partnership and the investment manager of certain funds and accounts (collectively, "North Reef"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by North Reef.

2.North Reef Capital Management GP LLC ("North Reef GP"), a Delaware limited liability company, as the general partner of North Reef Capital, and

3.James H. Hanna, III, the managing member of North Reef GP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
1833 South Coast Highway, Suite 210, Laguna Beach, California 92651
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,615,000
Percent of class: 9.2%
Shared power to vote or to direct the vote: 7,615,000
Shared power to dispose or to direct the disposition: 7,615,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - JOINT FILING AGREEMENT

## Signatures
- North Reef Capital Management LP: /s/ Daniel M. Locasto, Chief Compliance Officer (08/14/2025)
- North Reef Capital Management GP LLC: /s/ James H. Hanna, III, Managing Member (08/14/2025)
- James H. Hanna, III: /s/ James H. Hanna, III, James H. Hanna, III (08/14/2025)